Exhibit 10.34b

**SECOND AMENDMENT TO THE
O'SULLIVAN INDUSTRIES HOLDINGS, INC.
SAVINGS AND PROFIT SHARING PLAN
(July 1, 1997 Restatement)**

This Amendment is made by O'Sullivan Industries Holdings, Inc., a Delaware corporation (the "Employer").

WHEREAS, the Employer sponsors the O'Sullivan Industries Holdings, Inc. Savings and Profit Sharing Plan (the "Plan"); and

WHEREAS, pursuant to the terms of the Plan, the Employer reserved the right to amend the Plan from time to time in its discretion; and

WHEREAS, the Plan was most recently amended and restated in its entirety generally effective as of July 1, 1997; and

WHEREAS, the Employer desires to amend the Plan to modify the eligibility requirements for participation and to make certain other administrative changes.

NOW, THEREFORE, the Plan is amended as follows effective as of January 1, 2004, except as otherwise set forth herein:

A.   The last sentence of the third paragraph of Article I – Introduction is amended to read as follows:

"The Plan and Trust are designed to permit the investment of up to 49% of the assets of the Plan in "qualifying employer securities" within the meaning of Section 407(d)(5) of the Employee Retirement Income Security Act of 1974, as amended."

B.   The definition of "Six Months of Eligibility Service" under Section 2.33 is deleted in its entirety and the section is reserved for future use.

C.   The definition of "Year of Eligibility Service" under Section 2.28 is deleted in its entirety and the section is reserved for future use.

D.   Section 3.01 is amended to read in its entirety as follows:

3.01   Eligibility to Participate.

(a)   An Employee shall become a Participant in this Plan on the first Entry Date coinciding with or next *following* the later of: (i) the date he has completed 900 Hours of Service, or (ii) the date he has completed six months of employment with the Employer.

(b)   Notwithstanding the preceding provisions of this Section, any individual who was a Participant in the Plan on January 1, 2004, shall continue his participation as of such date.

E.   Section 3.02 is amended to read as follows:

3.02   Participation Upon Reemployment.

(a)   If a Participant terminates employment and is subsequently reemployed as an Employee of an Employer, such Employee shall again become a Participant hereunder as of the date of his reemployment and shall be eligible to elect to make Employee Pre-Tax Contributions as of the Entry Date coinciding with or next succeeding his date of reemployment.

(b)   If an Employee terminates employment after completion of the service requirement of Section 3.01 but before the next following Entry Date (so as to not have become a Participant prior to termination) and is subsequently reemployed as an Employee of an Employer, such Employee shall commence participation hereunder as of the Entry Date coinciding with or next succeeding his date of reemployment.

(c)   If an Employee terminates employment prior to completion of the service requirement of Section 3.01 and is subsequently reemployed as an Employee, he shall be treated as a new Employee as of his reemployment date; provided, however, if the Employee is reemployed within 12 consecutive months after such termination of employment (or within 24 months if the termination of employment was due to pregnancy of the Employee, the birth of a child of the Employee, the placement of a child with the Employee in connection with the adoption of the child by the Employee, or caring for the child for a period beginning immediately following such a birth or placement), the Employee's break in service shall be disregarded and the Employee shall be treated as having a continuous period of service.

F.   The second paragraph of Section 6.01 is amended to read as follows:

The Committee shall approve the requested withdrawal only if it shall determine, in the sole judgment and discretion of the Committee, that the Participant has made a sufficient showing of financial hardship and that such withdrawal or distribution is necessary to satisfy such hardship. For the purposes hereof, the term "financial hardship" means an immediate and heavy financial need caused by one or more of the following:

(a)   Unreimbursed and unreimbursable expenses for medical care described in Code Section 213(d) previously incurred by the Participant, the Participant's spouse, or any dependents of the Participant (as defined in Code Section 152) or necessary for these persons to obtain medical care described in Code Section 213(d);

(b)   Payment of tuition and related educational fees and room and board for the next twelve months of post-secondary education for the Participant, his or her spouse, children or dependents (as defined in Code Section 152);

(c)   Payments necessary to prevent the eviction of the Participant from his principal residence or foreclosure on the mortgage of the Participant's principal residence; or

(d)   Costs directly related to the purchase of a principal residence for the Participant (excluding mortgage payments).

G.   The last paragraph of Section 6.01 is amended to read as follows:

Amounts withdrawn from a Participant's Employee Pre-Tax Contributions Account or Rollover Account pursuant to this Section 6.01 shall be made from the Accounts and/or Investment Funds in the manner determined by the Committee in its discretion.

H.   Subsection 6.02(a) is amended to read as follows:

The amount of any such loan made from Available Loan Accounts shall be made from the Investment Funds in the manner determined by the Committee in its discretion.   Repayments with respect to any loan shall be invested in accordance with the investment election in effect with respect to contributions for the Participant at the time of such repayment.

I.   The top heavy vesting schedule under Section 11.07 is clarified to read as follows:

Years of Vesting Service	Percent of Account
Less than 2	0%
2	20%
3	40%
4	60%
5 or more	100%

J.   In all other respects, the Plan shall remain in effect.

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IN WITNESS WHEREOF, the Employer has executed this Amendment this 29th day of January, 2004, but effective as of January 1, 2004.

O'SULLIVAN INDUSTRIES HOLDINGS, INC.

By   /s/ Richard D. Davidson
　　　Richard D. Davidson
　　　President and Chief Operating Officer

Attest:

/s/ Rowland H. Geddie, III
Rowland H. Geddie, III
Vice President, General Counsel
and Secretary

SUMMARY OF AMENDMENT

A.   Article I is revised to limit the investment in employer securities to 49% (rather than 100%) of the Plan's assets.

B.   The definition of "Six Months of Eligibility Service" is deleted since that term is no longer used within the Plan.

C.   The definition of "One Year of Eligibility Service" is deleted since that term is no longer used within the Plan.

D.   Section 3.01 is modified to reflect a change in the Plan's eligibility requirements for plan years beginning on and after January 1, 2004.

E.   Section 3.02 is modified to reflect a change in the Plan's eligibility requirements for plan years beginning on and after January 1, 2004.

F.   The second paragraph of Section 6.01 is amended to allow hardship withdrawals for purposes of purchasing a participant's principal residence.

G.   The last paragraph of Section 6.01 is amended to allow the Plan Administrator to determine the source of accounts from which hardship withdrawals are funded.

H.   Subsection 6.02(a) is amended to allow the Plan Administrator to determine the source of accounts from which loans are funded.

I.   Section 11.07 is clarified to reflect the top heavy vesting schedule.

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